# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Freshworks Inc., CIK 0001544522
CUSIP: 358054104
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2950 S. DELAWARE ST., SUITE 201, San Mateo, California (CA), 94403
Date of event which requires filing of this statement: 02/20/2025
Filed by CIK 0001657088
Persons authorized to receive notices and communications: Hemant Parsenora, 6th Floor, Two Tribeca, Tribeca Central, Trianon, Mauritius (O4), 72261, 230-467-5123; Benjamin R. Pedersen, Debevoise & Plimpton LLP, 66 Hudson Boulevard East, New York, New York (NY), 10001, 212-909-6121

## Reporting persons
- Peak XV Partners V Ltd. (CIK 0001657088): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4% of the class)
- Peak XV Partners Investments V (CIK 0001866573): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4% of the class)
- Peak XV Partners Principals Fund V LTD (CIK 0001657029): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4% of the class)
- Peak XV Partners Management V Ltd. (CIK 0002035614): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,627,136; sole dispositive power 0; shared dispositive power 9,627,136; aggregate amount beneficially owned 9,627,136 (4% of the class)
- Peak XV Partners Growth Investments III-1 (CIK 0001919552): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)
- Peak XV Partners Growth Fund III Ltd. (CIK 0001815343): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)
- Peak XV Partners Principals Growth Fund III Ltd. (CIK 0001821805): type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)
- Peak XV Partners GF Management III Ltd.: type of reporting person: other (OO); citizenship or place of organization: Mauritius (O4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,077,417; sole dispositive power 0; shared dispositive power 2,077,417; aggregate amount beneficially owned 2,077,417 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Freshworks Inc.
Address of issuer's principal executive offices: 2950 S. DELAWARE ST., SUITE 201, San Mateo, California (CA), 94403
Comment:
Except as set forth in this Amendment No. 4 (this "Amendment"), the initial Schedule 13D, filed on March 21, 2022, as amended by Amendment No. 1, filed on November 14, 2022, Amendment No. 2, filed on July 27, 2023 and Amendment No. 3, filed on January 29, 2025 (the "Statement"), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in the Statement. The information set forth in response to the Items below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Statement is expressly incorporated herein by reference and the response to each Item of the Statement, including as amended herein, is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the number of shares of outstanding Class A Common Stock of the Company.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Statement is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Peak XV Partners Investments V, a Mauritius limited life company ("Peak Investments V"); (ii) Peak XV Partners V Ltd., a Mauritius limited life company ("Peak V") ; (iii) Peak XV Partners Principals Fund V LTD, a Mauritius limited life company ("Peak Principals Fund V"); (iv) Peak XV Partners Management V Ltd., a Mauritius limited life company ("Peak Management V"); (v) Peak XV Partners Growth Investments III-1 ("Peak Growth III-1"), a Mauritius limited life company; (vi) Peak XV Partners Growth Fund III Ltd., a Mauritius limited life company ("Peak Growth III"); (vii) Peak XV Partners Principals Growth Fund III Ltd., a Mauritius limited life company ("Peak Principals Growth III") and (viii) Peak XV Partners GF Management III Ltd ("Peak GF Management"). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.
Based on the transactions described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually has voting or dispositive power with respect to such securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

References to percentage ownerships of Class A Common Stock in this Statement are based upon the 243,010,237 shares of Class A Common Stock stated to be outstanding as of February 14, 2025, as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025. The Reporting Persons may be deemed to beneficially own an aggregate of 11,704,553 shares of Class A Common Stock which constitutes approximately 4.9% of the Company's Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Peak Investments V beneficially owns 9,627,136 shares of Class A Common Stock, which represents approximately 4.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak V and Peak Principals Fund V, as the sole shareholders of Peak Investments V, may be deemed to beneficially own 9,627,136 shares of Class A Common Stock, which represents approximately 4.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak Management V, as the sole Class B shareholder of each of Peak V and Peak Principals Fund V, may be deemed to beneficially own 9,627,136 shares of Class A Common Stock, which represents approximately 4.0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak Growth III-1 beneficially owns 2,077,417 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Peak Growth III and Peak Principals Growth III, as the sole shareholders of Peak Growth III-1, may be deemed to beneficially own 2,077,417 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.
Peak GF Management, as the sole shareholder of each of Peak Growth III and Peak Principals Growth III, may be deemed to beneficially own 2,077,417 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

None of the Reporting Persons has effected any transactions in the Class A Common Stock since the filing of Amendment No. 3 on January 29, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Statement is hereby amended and restated in its entirety as follows:

As of February 20, 2025, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement dated as of February 24, 2025, by and among Peak Investments V, Peak V, Peak Principals Fund V, Peak Management V, Peak Growth III-1, Peak Growth III, Peak Principals Growth III and Peak GF Management

## Signatures
- Peak XV Partners V Ltd.: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (02/24/2025)
- Peak XV Partners Investments V: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory, By: Peak XV Partners V Ltd. and Peak XV Partners Principals Fund V LTD, its sole shareholders (02/24/2025)
- Peak XV Partners Principals Fund V LTD: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (02/24/2025)
- Peak XV Partners Management V Ltd.: /s/ Kristee Bhurtun-Jokhoo, Kristee Bhurtun-Jokhoo, Authorized Signatory (02/24/2025)
- Peak XV Partners Growth Investments III-1: /s/ Hemant Parsenora, Hemant Parsenora, Authorized Signatory (02/24/2025)
- Peak XV Partners Growth Fund III Ltd.: /s/ Hemant Parsenora, Hemant Parsenora, Authorized Signatory (02/24/2025)
- Peak XV Partners Principals Growth Fund III Ltd.: /s/ Hemant Parsenora, Hemant Parsenora, Authorized Signatory (02/24/2025)
- Peak XV Partners GF Management III Ltd.: /s/ Dilshaad Rajabalee, Dilshaad Rajabalee, Authorized Signatory (02/24/2025)